Eagle Exploration Company

250 El Camino Real, Suite 218

Tustin, California 92780

714-665-1491

February 17, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Cicely Lamothe, Branch Chief

RE: Eagle Exploration Company

File No. 000-09458

Form 10-KSB: For the Fiscal Year Ended March 31, 2008

Filed on July 14, 2008

Dear Ms. Lamothe:

On behalf of Eagle Exploration Company (“Eagle” or the “Company”), we are providing the following responses to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated January 29, 2009 (the “Comment Letter”) relating to the above-referenced Form 10-KSB for the fiscal year ended March 31, 2008, filed with the SEC on July 14, 2008 (the “10-KSB”). In addition, we will file Form 10-KSB/A Amendment 1 (“Form 10-KSB/A”) to incorporate the Staff’s comments. For your convenience, the Staff’s comments are repeated below, along with our response immediately following the comment.

Financial Statements and Notes

Consolidated Statements of Operations Page F-3

1.	Please confirm that your calculation of basic and diluted loss per share is based on your net loss versus comprehensive loss in accordance with SFAS 128.

We have reviewed the calculation of net loss per share with our auditors and find that for the year ended March 31, 2008 the amount of loss per share should in fact be $(0.03) instead of the reported $(0.04). We will revise our disclosure accordingly.

2.	Given the significance of your equity investment in LLC, please tell us how you complied with the disclosure requirements outlined in Rule 8-03(b) of Regulation S-X. While there is not an equivalent to Rule 3-09 of Regulation S-X for smaller reporting companies, given the significance of your equity investment to your financial statements, tell us what consideration was given to providing financial statements of your equity investee, and whether it may be material to your investors.

Securities and Exchange Commission

February 17, 2009

We have reviewed the disclosure of our equity investee with our auditors and we believe that the requirements of Rule 8-03(b) of Regulation S-X were addressed in paragraph 4 of footnote 3 to the financial statements. However, in keeping with the Staff’s comments, we propose to add a disclosure of net income (loss) to the tabular presentation of summary financial information presented in footnote 3, as follows:

	March 31,
	2008	2007
	(unaudited)	(unaudited)
Cash and accounts receivable	$221,012	$91,006
Investment in land	$5,528,517	$5,166,802
Total asset	$5,257,808	$5,257,808
Total liability	$2,934,566	$2,545,676
Total member’s equity	$2,827,574	$2,712,132
Net income (loss)	$(211,563)	$1,237,183

Buffalo Highlands currently consists of a single investment in land, carried at cost, with a purchase mortgage and a bank line of credit secured by the assets and, in the case of the bank loan, a guarantee by certain partners. We believe these arrangements are adequately described in Footnote 3 without the presentation of stand-alone financial statements of the equity investee. Buffalo Highlands financial statements are prepared for internal use only, obtaining financial statements for separate disclosure in an SEC document cannot be accomplished without unreasonable effort and expense. We believe that the events which can reasonably be expected to affect our investment fall into three general categories, sale of the property resulting in gain or loss, impairment of the fair value of the property, or transactions relating to the purchase mortgage and or the bank line of credit. We believe that these events can be adequately explained in narrative format without the presentation of separate financial statements of the investment.

Securities and Exchange Commission

February 17, 2009

3.	Please clarify if the LLC has any obligation to make future payments on the water rights assigned on January 19, 2007. If so please clarify how that was considered in the $1,500,000 gain recognized by the LLC upon the sale of those rights.

The LLC was released from any further obligation for water rights payments associated with the 375 ERU’s assigned in January 2007. The only water rights payment obligations incumbent upon the LLC relate to those water rights that were retained after the assignment. These are described in footnote 3 to the financial statements.

4.	We note that you have recorded and disclosed your liability regarding your guarantee in line with paragraph 13(c) of FIN 45. Please tell us how you have complied with the remaining disclosure requirements outline in paragraph 13 of FIN 45.

We have reviewed our disclosures regarding our guarantee with our auditors and considered the requirements of paragraph 13 of FIN 45 and believe that pertinent requirements were met in our Footnote 3 disclosure. However, we propose to amend our disclosure of our guarantee as follows in order to more fully comply with the FIN 45 requirements.

The Company’s guarantee will continue until November 2009 when the line of credit becomes due. Should the LLC fail to repay the line of credit, both the Company and the other LLC member will be liable for the full amount of the guarantee. The maximum amount which the Company would be required to expend on the guarantee in the event of default is 100% of the outstanding line of credit amount ($246,900 at March 31, 2008) plus legal fees and costs of collection. Any expenditures under the guarantee are to be shared equally between the Company and its co-guarantor. In addition, the Company would be entitiled to recover expenditures under its guarantee from Buffalo Highlands LLC.

5.	We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. Considering that the certifications must be signed in a personal capacity, please confirm to us that your officers signed such certifications in a personal capacity and that you will revise your certifications in future filings to exclude the title of the certifying individual from the opening sentence.

We confirm that all certifications required under Rule 13a-14 may be deemed to have been signed in each signatories individual capacity. The Form 10-KSB/A filing referred to above reflects this change for that report.

Securities and Exchange Commission

February 17, 2009

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

EAGLE EXPLORATION COMPANY

By:	/s/ Paul M. Joeckel
Paul M. Joeckel, Secretary and
Chief Financial Officer